UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
August 1, 2019

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In the Matter of

Virtue Resources Corporation
19th Floor, Petrovietnam Tower
1-5 Le Duan, Ben Nghe Ward, District 1
Ho Chi Minh City, Vietnam

File No. 333-219216

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ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Virtue Resources Corporation filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Virtue Resources Corporation has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on August 1, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa Countryman
Secretary